Exhibit 18.1

June 2, 2011

SAIC, Inc.

1710 SAIC Drive

McLean, Virginia 22102

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended April 30, 2011, of the facts relating to your change in accounting principle to accelerate the recognition of net actuarial gains and losses for your defined benefit pension plan, whereby net actuarial gains and losses in excess of 10 percent of the greater of the market-related value of plan assets or the plan’s projected benefit obligation will be recognized in the income statement in the fiscal year incurred. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Quarterly Report on Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of SAIC, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to January 31, 2011. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Quarterly Report on Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of SAIC, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to January 31, 2011.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

San Diego, California